Exhibit 99.1

Low-cost power, 30 EH/s Bitcoin mining program

80MW expansion at Childress on track

Key Highlights1

Key metrics[2]	Sep-23
Average operating hashrate (PH/s)	5,554
Bitcoin mined	390
Mining revenue (US$’000)	10,278
Electricity costs (US$’000)[3]	5,354
Revenue per Bitcoin (US$)	26,331
Electricity costs per Bitcoin (US$)	13,717

•	Low-cost power, primed for significant growth
o	1.4c power at Childress since inception[4]
o	30 EH/s Bitcoin mining program[5]
o	Next-gen compute / generative AI
•	Childress construction (Phase 1, first 100MW)
o	Concrete foundations for second and third data centers complete
o	Primary steel structure for second data center complete
•	Upcoming conferences
o	October 16: AFR Cryptocurrency Summit, Sydney
o	October 30-31: AIM Summit, Dubai

1 All timing references in this investor update are to calendar months, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable). Electricity costs exclude REC purchases.
3 The Company’s Childress site generated ~US$948k of power sales in September (~36 Bitcoin equivalent), which represents unaudited power credits (primarily driven by voluntary curtailment) under hedge contracts (based on current meter data and ERCOT real-time prices) and are reflected within the electricity costs. Figures are based on current internal estimates and exclude REC purchases.
4 Reflects average all-in power price achieved at Childress between May 2023 and August 2023 (based on monthly electricity invoices received as well as internal estimates). Excludes April 2023 as this represented a partial period (reflecting initial ramp-up in operations). Excludes costs of purchasing RECs. Includes basis costs, ERCOT, retail and network fees, net of estimated power credits. There is no guarantee similar power credits will be achieved at Childress in the future (or at all). Includes internally estimated value of current enrolment in ERCOT’s Emergency Response Service program (“ERS”) for the period between June 2023 and August 2023 (based on actual observed ERS clearing prices during the period). Childress has not yet received any ERS benefit and there is no guarantee it may receive any benefit (e.g. due to unsuccessful participation) and ERCOT has not confirmed the value of the ERS benefit under the current enrolment (if any). Includes internally estimated value from load reduction to reduce four coincident peak (“4CP”) transmission network charges. Childress is not eligible to receive the 4CP benefit in its first calendar year of operations (2023), however it is currently anticipated Childress may be eligible to receive the benefit from the start of 2024. The internally estimated value of the benefit is based on actual 4CP peak demand at Childress between June 2023 and August 2023 and internally estimated 4CP peak demand for September 2023. Childress has not yet received any 4CP benefit and there is no guarantee it will receive any benefit (e.g. due to unsuccessful participation) and AEP has not confirmed the value of any 4CP benefit to date (if any). The actual all-in-power price achieved at Childress may differ materially in the future, including due to energy market volatility and seasonal factors (noting the site has only operated since April 2023).
5 Illustrative potential Iris Energy hashrate if Childress is fully built-out to 600MW (i.e. 760MW of Company aggregate power capacity). Assumes purchase of Bitmain S19 XP miners. Additional miners have not yet been purchased and the Company will continue to monitor the market for funding and purchase opportunities. Hashrate figures may change depending on miner procurement selection. There can be no assurance that Iris Energy will be able to procure additional miners on the anticipated schedule or at all, or on terms that are favorable to Iris Energy.

Corporate update

Full year FY23 results

On September 13, Iris Energy reported financial results for the full year ended June 30, 2023.

The earnings webcast and the Company’s latest investor presentation are available on the Company’s website here: https://investors.irisenergy.co/events-and-presentations

Strategic highlights

•	Low-cost power at Childress (since inception)
o	2.0c power price[6], $6.3k per Bitcoin mined[7] (excluding 4CP)
o	1.4c power price[4], $4.4k per Bitcoin mined[7] (if including 4CP, ineligible during 2023)
•	30 EH/s Bitcoin mining program
o	Single site expansion, ongoing delivery and construction process
o	$626 million funding plan
◾	$69m existing cash[8]
◾	$57m ELOC capacity[8]
◾	$500m shelf filing ($300m ATM + $200m other9)
◾	Operating cashflow
•	Next-gen compute and generative AI
o	NVIDIA H100 GPUs on order
o	Initial delivery expected in the coming months
o	Customer conversations underway regarding cloud and colocation services

AI Hardware & Edge AI Summit 2023

Iris Energy partnered with AI Hardware and Systems and presented at the 6th Annual AI Hardware & Edge AI Summit, September 12-14, 2023.

The Iris Energy team discussed the Company’s next-generation data centers capable of powering Bitcoin, AI and beyond:

•	760MW of power capacity
o	180MW data centers (operating)
o	80MW data centers (under construction)
o	500MW additional power and land
•	Optimized for power-dense compute
•	Powered by 100% renewable energy[10]

6 Reflects average all-in power price achieved at Childress between May 2023 and August 2023 (based on monthly electricity invoices received as well as internal estimates). Note, the power price at Childress in September 2023 was ~1.8c/kWh (based on internal estimates). Excludes April 2023 as this represented a partial period (reflecting initial ramp-up in operations). Excludes costs of purchasing RECs. Includes basis costs, ERCOT, retail and network fees, net of estimated power credits. There is no guarantee similar power credits will be achieved at Childress in the future (or at all). Includes internally estimated value of current enrolment in ERCOT’s Emergency Response Service program (“ERS”) for the period between June 2023 and August 2023 (based on actual observed ERS clearing prices during the period). Childress has not yet received any ERS benefit and there is no guarantee it will receive any benefit (e.g. due to unsuccessful participation) and ERCOT has not confirmed the value of the ERS benefit under the current enrolment (if any). The actual all-in-power price achieved at Childress may differ materially in the future, including due to energy market volatility and seasonal factors (noting the site has only operated since April 2023).
7 Illustrative electricity cost per Bitcoin at Childress based on 2.0c/kWh and 1.4c/kWh respectively, assuming 388 EH/s difficulty-implied global hashrate, 6.25 BTC block reward per block and 0.20 BTC transaction fees per block.
8 As of June 30, 2023.
9 In addition to the $300m ATM, the shelf filing includes capacity for up to an additional $200m of other securities (e.g. debt, hybrid and/or equity). Sales of any securities under the ATM or otherwise are subject to market conditions and there are no assurances all or any portion of such securities will be sold.
10 The Company’s Canal Flats, Mackenzie and Prince George sites have been powered by 100% renewable energy since inception of which approximately 98% is directly from renewable energy sources; approximately 2% is from the purchase of RECs. The Company’s Childress site has been powered by 100% renewable energy since inception via the purchase of RECs.

Iris Energy
NEED
COMPUTE?
Iris Energy
Data
Centers.
Iris Energy
Data
Centers.
Done
Iris Energy
Data centers. Done sustainably.
Irisenergy.co

synopsys
AMD
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Iris Energy
SIEMENS
AI HARDWARE & EDGE AI SUMMIT

The Iris Energy team	Kent Draper (Chief Commercial Officer) presenting

Canal Flats update (0.8 EH/s, 30MW capacity) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception10.

The project achieved average monthly operating hashrate of 835 PH/s in September compared to 823 PH/s last month.

Mackenzie update (2.6 EH/s, 80MW capacity) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception10.

The project achieved average monthly operating hashrate of 2,607 PH/s in September compared to 2,595 PH/s last month.

Prince George update (1.6 EH/s, 50MW capacity) – BC, Canada

Prince George has been powered by 100% renewable energy since inception10.

The project achieved average monthly operating hashrate of 1,617 PH/s in September compared to 1,615 PH/s last month.

Childress update (0.6 EH/s, 20MW operating / 80MW under construction) – Texas, USA

Childress has been powered by 100% renewable energy since inception via the purchase of RECs.

The project achieved average monthly operating hashrate of 495 PH/s in September compared to 461 PH/s last month.

Construction of the remaining 80MW (4 x 20MW data centers) for Phase 1 (first 100MW) remains on track with mass grading civil works, concrete foundations for the second and third data centers, and primary steel structure for the second data center, all complete.

The Company’s ownership of key infrastructure also provides a rapid and efficient growth pathway, with 600MW of total power capacity available at the site.

Childress – Phase 1 (100MW) construction progress	Childress – second data center primary steel structure

Community engagement

The Company sponsored and participated in the Prince George Community Foundation’s annual golf tournament during the month.

2023 Community Grants Program

Iris Energy is pleased to provide an update on its Community Grants Programs:

•	Mackenzie
o	C$94,000 awarded to 11 non-profit organizations
o	Recipients include St. Peter’s Pantry (local food bank), Mackenzie Public Library, College of New Caledonia, Mackenzie and Area Radio Society and Mackenzie Search and Rescue Society
•	Prince George
o	C$59,000 awarded to 10 non-profit organizations
o	Recipients include Lheidli T’enneh Nation (community), Prince George CRC Community Gardens, Spinal Cord Injury BC and Northern Adapted Sports Association
•	Childress
o	Committee currently reviewing 18 applications
o	Successful recipients expected to be announced in the coming months

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate capacity that can power growth beyond the Company’s 760MW of announced capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was marginally higher this month (5,554 PH/s vs. 5,493 PH/s in August). The decrease in Bitcoin mined (390 vs. 410 in August) was primarily attributable to an increase in network difficulty and one less day during the month. The increase in electricity costs per Bitcoin ($13.7k vs. $10.6k in August) was primarily attributable to lower energy trading proceeds at Childress, however this resulted in a higher operating hashrate for the month.

Operating	Jul-23	Aug-23	Sep-23
Renewable energy usage (MW)[10,11]	170	168	168
Avg operating hashrate (PH/s)	5,562	5,493	5,554

Financial (unaudited)[2]	Jul-23	Aug-23	Sep-23
Bitcoin mined	423	410	390
Mining revenue (US$’000)	12,660	11,459	10,278
Electricity costs (US$’000)[3]	6,552	4,342	5,354
Revenue per Bitcoin (US$)	29,939	27,937	26,331
Electricity costs per Bitcoin (US$)	15,494	10,586	13,717

Site	Capacity (MW)	Capacity (EH/s)[12]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	80	2.6	Complete	Operating
Prince George (BC, Canada)	50	1.6	Complete	Operating
Total (BC, Canada)	160	5.0
Childress (Texas, USA)	20	0.6	Complete	Operating
Total Operating (Canada & USA)	180	5.6
Childress (Texas, USA)	80	3.5[13]	Early 2024[14]	Under construction
Total (Canada & USA)	260	9.1

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets sites with low-cost, under-utilized renewable energy, and supports local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

11 Comprises actual power usage for Canal Flats, Mackenzie, Prince George and Childress.
12 Reflects estimated hashrate capacity by site assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners, except where otherwise stated.
13 Assumes purchase of Bitmain S19 XP miners. Additional miners have not yet been purchased and the Company will continue to monitor the market for funding and purchase opportunities. Hashrate figures may change depending on miner procurement selection. There can be no assurance that Iris Energy will be able to procure additional miners on the anticipated schedule or at all, or on terms that are favorable to Iris Energy.
14 Indicative timing for commencement of delivery of data centers.

These forward looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; Iris Energy’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require Iris Energy to comply with onerous covenants or restrictions, and its ability to service its debt obligations; Iris Energy’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to increase its diversification into the market for potential HPC solutions; Iris Energy’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any potential HPC solutions that Iris Energy may offer in the future; Iris Energy’s ability to secure customers on commercially reasonable terms or at all, particularly as it relates to its potential expansion into HPC solutions; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with potential customers and other counterparties; Iris Energy’s ability to secure renewable energy and renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that counterparties may terminate, default on or underperform their contractual obligations; Bitcoin network hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; Iris Energy’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to Iris Energy; any variance between the actual operating performance of Iris Energy’s hardware achieved compared to the nameplate performance including hashrate; Iris Energy’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which Iris Energy operates; the availability, suitability, reliability and cost of internet connections at Iris Energy’s facilities; Iris Energy’s ability to secure additional hardware, including hardware for Bitcoin mining and potential HPC solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions); delays, increases in costs or reductions in the supply of equipment used in Iris Energy’s operations; Iris Energy’s ability to operate in an evolving regulatory environment; Iris Energy’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of Iris Energy’s infrastructure compared to expectations; malicious attacks on Iris Energy’s property, infrastructure or IT systems; Iris Energy’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; Iris Energy ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends Iris Energy expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at Iris Energy’s sites; any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance Iris Energy maintains may not fully cover all potential exposures; ongoing securities litigation and proceedings relating to the default by two of Iris Energy’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; any laws, regulations and ethical standards that may relate to Iris Energy’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as potential HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of September 2023 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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